Quad Global Inc. and KM QUAD

1185 Avenue of the Americas, Suite 304

New York, NY 10036

June 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street NE

Washington, D.C. 20549

Re:	Quad Global Inc. and KM QUAD
Request to Withdraw Registration Statement on Form F-4, as amended
Filed on August 8, 2025, as amended on August 27, 2025
File No. 333-289431

Ladies and Gentlemen:

Quad Global Inc. (the “Registrant”) and KM QUAD ( the “Co-Registrant”), hereby respectfully request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practical date hereafter, of the Registration Statement on Form F-4 (File No. 333-289431) initially filed with the Commission on August 8, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was filed in connection with that certain Merger Agreement, dated as of February 14, 2025, by and among Quetta Acquisition Corporation, KM Quad, Quad Global Inc. and the other parties thereto (the “Merger Agreement”).

The reason for the withdrawal of the Registration Statement is that the Merger Agreement has been terminated. As a result, the transactions contemplated by the Merger Agreement will not occur. The Registration Statement was not declared effective by the Commission and no securities were sold in connection with the offering. Accordingly, we believe that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Vivien Bai of Loeb & Loeb LLP at (212) 407 4933, vbai@loeb.com, and Cassi Olson of Celine & Partners, PLLC at (212) 612-1400, colson@celinelaw.com.

Very truly yours,

Quad Global Inc.

By:	/s/ Zihan Chen
Name:	Zihan Chen
Title:	Chief Executive Officer

KM QUAD

By:	/s/ Junan Ke
Name:	Junan Ke
Title:	Chief Executive Officer

cc:	Cassi Olson, Esq.
Vivien Bai, Esq.